Click Holdings Limited

December 17, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Click Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-292135)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Click Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated and that the Registration Statement become effective at 12 noon, Eastern Time, on December 19, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Click Holdings Limited

/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Director and Chairman

cc:	Loeb & Loeb LLP